09056066

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachovia Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis (City) MO (State) 63103 (Zip Code)

HOLLIS H. CARROLL
State of Missouri, Jefferson County
Commission # 05714576
My Commission Expires Jul 5, 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Hopkins (314) 955-8999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

10 South Broadway (Address) St. Louis (City) MO (State) 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 2 2009
603

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wachovia Securities, LLC, as of December 31, 2008, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Name: David R. Hopkins

Title: Chief Financial Officer

Notary Public

Hollis H. Carroll

HOLLIS H. CARROLL
Notary Public - Notary Seal
State of Missouri, Jefferson County
Commission # 05714576
My Commission Expires Jul 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Independent Auditors' Report

The Board of Directors
Wachovia Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wachovia Securities, LLC, and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, LLC and subsidiaries as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2009

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Cash and cash equivalents	$	1,024,557
Cash segregated under federal and other regulations		750,151
Securities purchased under agreements to resell		399,577
Receivable from brokers, dealers and clearing organizations		139,499
Receivable from customers, net of allowance		1,043,256
Securities owned, at fair value		878,411
Property, equipment and leasehold improvements, net		379,482
Receivable from affiliates		281,784
Loans and notes receivable from financial advisors, net		1,523,855
Goodwill and other intangible assets		5,935,938
Other assets		367,606
Total assets	$	12,724,116
Liabilities and Member's Equity		
Short-term borrowings	$	266,468
Payable to broker, dealers and clearing organizations		55,027
Payable to customers		1,228,219
Securities sold, not yet purchased, at fair value		141,522
Payable to affiliates		124,341
Accrued compensation and benefits		495,661
Deferred compensation plan liabilities		622,208
Accrued expenses and other liabilities		541,204
Total liabilities		3,474,650
Commitments and contingent liabilities (see Note 19)		
Subordinated borrowings		417,000
Member's equity		8,832,466
Total liabilities and member's equity	$	12,724,116

See accompanying notes to the consolidated financial statements.

(1) Organization and Basis of Presentation

Wachovia Securities, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH). Effective December 31, 2008, Wachovia Corporation (Wachovia) merged with and into Wells Fargo & Company (Wells Fargo). Wells Fargo is the surviving corporation in the merger. Prior to December 31, 2008, WSFH was a majority owned consolidated subsidiary of Wachovia and thereafter is a majority owned consolidated subsidiary of Wells Fargo.

WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in St. Louis, Missouri. Final ownership percentages in the joint venture between Wachovia and Prudential have not been determined due to the January 1, 2008 contribution of A.G. Edwards retail brokerage business (A.G. Edwards division). Until determined, all joint venture activities, since that date, of WSFH are allocated to Wachovia and Prudential at 77% and 23%, respectively. WSFH's principal operating subsidiaries are the Company, First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services.

The Company self-clears all customer security transactions for customers in its A.G. Edwards division. The Company clears the remaining securities brokerage transactions through FCLLC on a fully-disclosed basis. The Company clears its commodities transactions through Prudential Futures Derivatives, LLC on a fully-disclosed basis.

The consolidated statement of financial condition includes the accounts of Wachovia Securities, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased are carried at fair value, and securities not readily marketable are carried at estimated fair value.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded in the accompanying Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company offsets resale agreements and repurchase agreements with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. It is the Company's policy to obtain possession of securities purchased under agreements to resell.

Fair Value

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting

principles, and expands disclosures about fair value measurements. The Company adopted this statement on January 1, 2008.

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from affiliates, loans and notes receivable from financial advisors, short term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to affiliates and subordinated borrowings are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

The Company periodically reviews the estimated useful lives of its fixed assets. This review during 2008 indicated that actual lives for certain asset categories generally were shorter than the useful lives used for depreciation purposes in the Company's consolidated statement of financial condition. The useful lives prior to the change generally ranged from three to ten years. For the year ended December 31, 2008, the impact of the change in accounting estimate decreased property, equipment and leasehold improvements by $72,893 in the Consolidated Statement of Financial Condition.

Goodwill and Other Intangible Assets

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, further testing is required to measure the amount of impairment.

The Company's most recent impairment evaluation indicated that none of the Company's goodwill or intangible assets that do not have a finite useful life was impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally,

disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under SFAS No. 109, *Accounting for Income Taxes*. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of trade payables.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2008 cash of $750,151 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). At December 31, 2008, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	19,191
Deposits paid for securities borrowed		33,960
Receivable from unsettled securities transactions		86,348
	$	139,499
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	20,363
Deposits received for securities loaned		850
Other		33,814
	$	55,027

(5) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2008, the fair value of this collateral approximated $1,245,000, of which approximately $166,000 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company to primarily enter into securities lending arrangements and to effectuate short sales made by customers.

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. At December 31, 2008, receivable from customers primarily consists of margin loans to customers of $936,212, and payable to customers consists primarily of customer free credits of $1,165,850.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2008, receivable from customers is reported net of the allowance for doubtful accounts of $3,173.

(7) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and retention incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from financial advisors who are no longer employed by the Company. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $77,067 at December 31, 2008.

(8) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 18,064	$ 1,772
U.S. government and agency obligations	115,901	81,994
State and municipal government obligations	165,020	3,038
Corporate obligations	39,663	43,319
Stocks and warrants	538,256	11,399
Other securities	1,507	-
Total	$ 878,411	$ 141,522

In accordance with SFAS No. 157, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Trading assets and liabilities are typically valued using trader prices that are subject to independent price verification procedures. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing

methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared to vendor prices, considerations include the range and quality of vendor prices. Vendor prices are used to ensure the reasonableness of a trader price; however, valuing financial instruments involves judgments acquired from knowledge of a particular market and is not perfunctory. If a trader asserts that a vendor price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate bonds and U.S. Government agency and Government-sponsored entity mortgage-backed securities and collateralized mortgage obligations.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy.

The balances of assets and liabilities measured at fair value as of December 31, 2008, are as follows:

Description	Total	Level 1	Level 2	Level 3
Securities owned	$ 878,411	$ 7,415	$ 870,996	$ -
Cash and cash equivalents *	666,649	666,649	-	-
Total	$ 1,545,060	$ 674,064	$ 870,996	$ -
Securities sold, not yet purchased	$ 141,522	$ 56,193	$ 85,329	$ -

* represents money market fund investments

The changes in Level 3 assets measured at fair value are summarized as follows:

Balance, January 1, 2008	$ -
Included in earnings	(10,497)
Purchases, issuances and settlements, net	(296,551)
Transfers in and/or out of Level 3	307,048
Balance, December 31, 2008	$ -

(9) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2008:

Property and leasehold improvements	$	485,881
Communications and computer equipment		88,973
Furniture and equipment		126,727
		701,581
Accumulated depreciation and amortization		(322,099)
Total	$	379,482

(10) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2008 are as follows:

Balance, January 1, 2008	$	842,539
Contribution - A.G. Edwards		4,110,893
Purchase Accounting Adjustments		169,935
Balance, December 31, 2008	$	5,123,367

On January 1, 2008, the A.G. Edwards retail brokerage business was contributed to the Company by Wachovia. As a result of the combination, the Company recorded goodwill of $4,110,893.

The purchase accounting adjustments were the result of the purchase price allocated to assets and liabilities of A.G Edwards retail brokerage business contributed to the Company. The purchase accounting adjustments related primarily to severance liabilities associated with employees displaced as a result of the A.G. Edwards transaction and relocation expenses related to moving the Company's headquarters from Richmond, Virginia, to St. Louis, Missouri.

On January 1, 2008, the Company also recorded other intangibles of $821,980 as a result of the contribution of the A.G. Edwards division by Wachovia to the Company. At December 31, 2008, the gross carrying value of the customer relationship intangible assets and the related accumulated amortization amounted to $993,618 and $181,048, respectively. These intangible assets have accelerated amortization periods ranging from 15 to 23 years.

(11) Short-term Borrowings

Short-term borrowings consist of $266,468 in outstanding bank drafts as of December 31, 2008.

At December 31, 2008, the Company had available $250,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions. The full amount of these lines of credit is also available to FCLLC and WSFH. At December 31, 2008, the Company, FCLLC, and WSFH had no balances outstanding on these unaffiliated lines of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wachovia Bank, N.A., an affiliated financial institution. The line of credit with Wachovia Bank, N.A. is collateralized by securities owned by the Company. The entire line of credit with Wachovia Bank, N.A. is also available to FCLLC. At December 31, 2008, the Company and FCLLC had no balances outstanding on this line of credit.

(12) Subordinated Borrowings

At December 31, 2008, the Company was indebted to The Prudential Insurance Company of America, a subsidiary of Prudential, for a $417,000 subordinated note due June 30, 2013. The note carries an interest rate that varies based on the London Interbank Offering Rate. At December 31, 2008, the interest rate was 4.93%. Interest on the principal balance of this note is paid quarterly in accordance with the subordinated loan agreement.

The Company also has a $300,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. At December 31, 2008, the Company had no borrowings outstanding on this line of credit.

These subordinated borrowings are available in computing net capital under SEC Rule 15c3-1 (the Net Capital Rule). To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2008, the Company had net capital of $680,048 which was $658,227 in excess of its required net capital of $21,821. At December 31, 2008 the Company's net capital balance was 62.33% of aggregate debit balances.

The Consolidated Statement of Financial Condition as of December 31, 2008, reflects $12,874 of assets and liabilities attributable to subsidiaries and the elimination of intercompany balances which are not reflected in the unaudited statement of financial condition contained in Part II of Form X-17A-5 which is prepared on an unconsolidated basis (See Note 17).

(14) Retirement, Stock and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in various matched savings plans of Wachovia. These plans permit eligible employees to contribute up to 30% of eligible compensation, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plans may be matched up to 6% of the

employee's eligible compensation, as defined. Matching levels ranged from 0% to 6% as of December 31, 2008.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to former employees of the Company and its subsidiaries who retired on or before December 31, 2007 and their beneficiaries and dependents. Wachovia allocates expense to the Company and its subsidiaries for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

Stock Compensation Plans

Wachovia had stock option plans under which incentive and nonqualified stock options were granted periodically to certain employees of the Company. Restricted stock awards were also granted under these plans. Wachovia allocated expense to the Company for these plans based on the total cost incurred with respect to stock compensation expenses on a consolidated basis. All stock compensation plans vested on December 31, 2008 due to the Wells Fargo acquisition of Wachovia.

Deferred Compensation Plans

Wachovia, on behalf of the Company, maintains an unfunded deferred compensation plan in which a select group of management or highly compensated employees are participants, as defined. This plan permits the participant to defer salary and/or incentive awards. For salary deferrals, the minimum deferral percentage is 10% with a maximum of 75%. For incentive deferrals, the minimum is 10% with a maximum of 90%. At December 31, 2008, the liability associated with this plan and other individually immaterial plans which operate in a similar manner was $58,605 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company maintains a funded excess profit sharing plan in which legacy A.G. Edwards financial advisors and certain other employees are participants. The plan has various vesting periods. At December 31, 2008, the liability associated with this plan amounted to $223,981 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company maintains a funded deferred compensation and award plan in which legacy Prudential financial advisors and certain other employees are participants. Subject to certain contingencies, these awards are payable in shares of a stock index fund and/or Prudential common stock at the end of a defined three to eight year period. The costs related to the respective plans are deferred and amortized over the applicable vesting period. At December 31, 2008, the deferred expenses associated with these plans amounted to $4,224 and are included in other assets in the Consolidated Statement of Financial Condition. This plan is not open to new participants.

The Company maintains an unfunded deferred compensation and award plan in which eligible financial advisors are participants. This plan permits the participant to defer 5% to 85% of eligible incentive earnings, as defined. The plan has a three year vesting period. At December 31, 2008, the

liability associated with this plan amounted to $116,045 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides unfunded deferred compensation retention awards to financial advisors based on their performance. The plans have a five to seven year vesting period. At December 31, 2008, the liability associated with these plans amounted to $125,377 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company maintains an unfunded deferred compensation and award plan in which eligible legacy Prudential financial advisors are participants. This plan permits the participant to defer 5% to 25% of eligible incentive earnings, as defined. Subject to certain contingencies, the Company can match from 33 1/3% to 200% of the participant's deferred incentive earnings. All deferred incentive earnings vested on January 31, 2008 or will vest on January 31, 2010 and all matched contributions made by the Company will vest on January 31, 2010 or January 31, 2013. This plan is not open to new participants. At December 31, 2008, the liability associated with this plan amounted to $32,638 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides other deferred compensation plans, which are individually immaterial, to financial advisors and its employees. The liability associated with these plans totaled $65,562 at December 31, 2008 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

Certain of the deferred compensation plans noted above allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $475,498 at December 31, 2008, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(15) Transactions with Affiliated Parties

Service Agreements

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company has agreements with Wachovia and its affiliates for directly billed general and administration services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wachovia.

The Company has entered into a service agreement with Evergreen Asset Management Co., LLC, (Evergreen Advisor), an affiliated company, under which Evergreen Advisor provides advisory services to the Company.

The Company has entered into a managed account program service agreement with Prudential Investments, LLC (PI), a subsidiary of Prudential, under which the Company receives certain reporting, research, sales support, and information systems services.

The Company also entered into a separate agreement with Prudential to receive equity research services. The Company has also entered into other service agreements with Prudential.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear substantially all of its securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its clearing service fees. At December 31, 2008, included in receivable from brokers, dealers, and clearing organizations in the Consolidated Statement of Financial Condition is $20,308 related to these transactions. FCLLC trades and settles securities on the behalf of the Company. At December 31, 2008, the Company had $12,557 payable to FCLLC related to these securities trading transactions.

FCLLC has entered into a clearing agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, FINET and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of the Company's mutual fund wrap account products and programs, and transactions in shares of open-end investment companies. Pursuant to this agreement, FCLLC receives fees from PIMS based on invested customer balances.

Money Market and Bank Sweep

The Company earns fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services. The Company has arrangements with Evergreen Investment Management Corporation (Evergreen), an affiliated mutual fund company, in which it receives various fees for servicing customers invested in Evergreen money market funds.

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

Referral fees

The Company earns fees from Wachovia and its affiliates for referring customers to Wachovia Bank, N.A. The Company also pays Wachovia Bank, N.A. referral fees for introducing its customers to the Company.

Other

At December 31, 2008, the Company made available $500,000 in uncommitted unsecured lines of credit with WSFH. At December 31, 2008, WSFH had $200,000 outstanding on these lines of credit.

At December 31, 2008, the Company has a demand note receivable from Everen Capital Corporation, a subsidiary of Wachovia and an indirect parent of the Company, totaling $48,054 which is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2008, WSFH had $249,025 outstanding with the Company under reverse repurchase agreements collateralized by auction rate securities of $258,117. See Note 19 for additional affiliated party disclosure related to auction rate securities.

At December 31, 2008, the Company has other amounts receivable from Prudential, Wachovia and its affiliates totaling approximately $111,000.

The transactions with affiliates described above and the effect thereof on the accompanying consolidated statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(16) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with U.S. generally accepted accounting principles, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). Since the amount of Distributable Cash retained by WSFH has now exceeded $263 million, the Members may now elect to receive up to 30% additional distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash. During 2008, the Company declared and paid $190,856 in dividends to WSFH.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(17) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2008:

		Wachovia Securities, LLC stand alone	Other Subsidiaries	Eliminations/ Other		Wachovia Securities, LLC Consolidated
Total assets	$	12,716,329	31,299	(23,512)	$	12,724,116
Member's equity		8,831,345	24,633	(23,512)		8,832,466

The Company prepares Part II of Form X-17A-5 on an unconsolidated basis. Accordingly, $12,874 of assets and liabilities have been excluded from the computation of net capital pursuant to the Net Capital Rule (See Note 13).

(18) Financial Instruments

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by

requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

(19) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2020. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2008 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2009	$ 167,691	$ 5,290
2010	144,372	4,711
2011	118,608	4,232
2012	93,840	3,899
2013	71,009	3,315
Thereafter	116,962	5,364

Minimum future rental commitments do not include operating leases entered into by Wachovia for which the Company shares rent expense. Wachovia allocates rent expense to the Company for its share of rent expense incurred under these operating leases that have not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Auction Rate Securities Buybacks

In August 2008, Wachovia announced the Company had reached settlements in principle with various state regulators and the Securities and Exchange Commission (SEC) in their respective investigations of sales practice and other issues related to the sales of auction rate securities (ARS) by the Company. Auction rate securities are debt instruments with long-term maturities, but which reprice through auction on a more frequent basis. Without admitting or denying liability, the agreements in principle require that the Company, acting as agent for WSFH and not as principal, purchase certain ARS sold to customers in accounts at the Company, reimburse investors who sold ARS purchased at the Company for less than par, provide liquidity loans to customers at no net interest until the ARS are repurchased, offer to participate in special arbitration procedures with customers who claim consequential damages from the lack of liquidity in ARS and refund refinancing fees to certain municipal issuers who issued ARS and later refinanced those securities through the Company. The Company, without admitting or denying liability, will also pay aggregate fines of $50,000 to the state regulatory agencies related to this matter.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2008, related to these indemnification clauses.

The Company introduces, on a fully-disclosed basis, substantially all of its customer transactions to affiliated clearing broker-dealer, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify the affiliated broker-dealer for losses that they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities and/or commodities transactions. At December 31, 2008, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(20) Subsequent Event

As of February 17, 2009, the former A.G. Edwards division of the Company now introduces all of its customer securities transactions to FCLLC and no longer self-clears.